Exhibit 99.6
Letter to Intelligroup Employees
Dear Intelligroup Associates:
As you know, NTT DATA Corporation (“NTT DATA”) and Intelligroup, Inc. (“Intelligroup”) have entered into a merger agreement pursuant to which NTT DATA has agreed to acquire Intelligroup, subject to certain closing conditions and customary regulatory approvals. I am very encouraged by the potential and possibilities that this compelling combination can deliver to the market.
Like Intelligroup, NTT DATA is recognized as one of the leaders in the IT services industry known particularly for our leading presence in Japan, innovative services, high-quality system development, and leading-edge technologies including cloud computing. We share mutual pride in our great customers, products, services, and talented employees. We have great respect and admiration for the quality of Intelligroup’s brand and people. This combination will further advance NTT DATA’s objective of becoming a leader in the highly competitive IT Outsourcing business and provides significant growth opportunities. In particular, we are excited about adding Intelligroup’s capabilities around SAP, Oracle, Business Intelligence, Testing, Infrastructure Management, and E-Business capabilities, which are all highly complementary to NTT DATA’s products and solutions. Upon completion of this transaction, we will be able to reach customers across North America more effectively and do so with an enhanced array of ERP and extended ERP solutions.
We are excited about bringing Intelligroup into the NTT DATA family and we are confident that combining our two organizations will allow us to continue to grow and better serve the ever-increasing number of customers who can benefit from our solutions. The current management team of Intelligroup will continue to lead the firm upon completion of this transaction.
I believe NTT DATA family’s most valuable asset is our people. My biggest responsibility is to make our people comfortable and happy working with NTT DATA Group, and to listen to their ideas or grievances—understanding one another is very important and necessary to building mutual trust and growing our business.
I am very much looking forward to visiting you in your office so that we can get to know each other.
Again, we welcome Intelligroup to the NTT DATA family and I am very happy to work with you.
Sincerely,
Takashi Enomoto, Representative Director and Senior Executive Vice President,
NTT DATA Corporation